June 25, 2025

Kenneth M. Silverman
Partner
Olshan Frome Wolosky LLP
Greenidge Generation Holdings Inc.
1325 Avenue of the Americas
New York, NY 10019

       Re: Greenidge Generation Holdings Inc.
           Schedule TO-I
           Filed June 17, 2025, amended June 20, 2025
           File No. 005-92880
Dear Kenneth M. Silverman:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed June 20, 2025
Offer to Purchase - Cover Page, page i

1. We note your statement that you are conducting "separate offers." It is unclear how your offer to purchase the subject securities for different types of consideration
       (among other terms of the offer) can be considered separate offers. Please advise or revise.
2. We note your disclosure on page iv that security holders must tender their securities by 5:00 p.m. on July 2, 2025 to receive the Early Tender Premium. Given that the offer expires on July 17, 2025 at 5:00 p.m., it does not appear that there would be ten business days remaining in the offer after a change in the consideration offer as required by Rule 14e-1(b). Please revise.
 June 25, 2025
Page 2
Offer to Purchase - Summary Term Sheet, page 1

3. We note your question and answer at the bottom of page 3 indicating that payment for tendered securities may be made no later than seven business days after the expiration date. Rule 14e-1(c) requires payment to be made promptly after expiration of the offer. We do not believe the timing of your payment conforms to the requirements of the rule. Please revise.
Offer to Purchase - Terms of the Tender/Exchange Offer, page 41

4. We note your disclosure in the last paragraph of page 41 relating to the acceptance of securities tendered prior to the Early Tender Date; please tell us, with a view toward revised disclosure, what are the "certain adjustments" referenced in your disclosure.
Offer to Purchase - Amendment; Extension, page 43

5. With a view toward revised disclosure, please explain to us the meaning of the last sentence of the first paragraph of this section. Please refer to Rule 14e-1.
Offer to Purchase - Conditions of the Tender/Exchange Offer, page 52

6. Refer to the first paragraph of this section. We note the disclosure that you may assert
       a condition    regardless of the circumstances...    A tender offer may
be conditioned on
       a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, revise the referenced language to clarify that your actions or inactions may not trigger a condition.
7. Refer to the disclosure in the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language indicates that once an offer condition is triggered, you may assert it at any time and from time to time before the expiration date. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.
 June 25, 2025
Page 3

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Daniel Duchovny at 202-551-3619.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions